SCHEDULE 13G

                        Under the Securities and Exchange Act of 1934


                                       (Amendment No.)

                                         Clark, Inc.
                                       (Name of Issuer)

                                        Common stock
                                (Title of Class of Securities)

                                           181457102
                                        (CUSIP Number)


1 NAME OF REPORTING PERSON
  S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Van Den Berg Management
  TAX # 953017097

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

  A
  B x

3 SEC USE ONLY


4 CITIZENSHIP OR PLACE OF ORGANIZATION

  USA

5 SOLE VOTING POWER

  120

6 SHARED VOTING POWER

  960,640

7 SOLE DISPOSITIVE POWER

  120

8 SHARED DISPOSITIVE POWER

  960,640

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  960,760


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

   N/A

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   5.23%

12 TYPE OF REPORTING PERSON*

   IA

Item 1.

  (a) Name of Issuer

      Clark, Inc.

  (b) Address of Issuer's Principal Executive Offices

      102 South Wynstone Park Drive
      North Barrington, IL 60010

Item 2.

  (a) Name of Person Filing

      VAN DEN BERG MANAGEMENT

  (b) Address of Principal Business Office or, if none, Residence

      805 Las Cimas Parkway
      Suite 430
      Austin, Texas   78746

  (c) Citizenship

      USA

  (d) Title of Class of Securities

      Common stock

  (e) CUSIP Number

      181457102

Item 3. If this statement is filed pursuant to Rule 13d-l(b), or 13d-2(b), check whether the person filing is a:

 (a) Broker or Dealer registered under Section 15 of the Act

 (b) Bank as defined in section 3(a)(6) of the Act

 (c) Insurance Company as defined in section 3(a)(19) of the act

 (d) Investment Company registered under section 8 of the Investment Company Act

 (e) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
     X

 (f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13d-l(b)(l)(ii)(F)

 (g) Parent Holding Company, in accordance with 240.13d-l(b)(ii)(G) (Note: See Item 7)

 (h) Group, in accordance with 240.13d-l(b)(l)(ii)(H)

Item 4. Ownership

  (a) Amount Beneficially Owned

      960,760

  (b) Percent of Class

      5.32%

  (c) Number of shares as to which such person has:

    (i)   sole power to vote or to direct the vote

          120

    (ii)  shared power to vote or to direct the vote

          960,640

    (iii) sole power to dispose or to direct the disposition of

          120

    (iv)  shared power to dispose or to direct the disposition of

          960,640

Item 5. Ownership of Five Percent or Less of a Class.


Item 6. Ownership of More than Five Percent on Behalf of Another Person

        X

Item 7. Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on By the Parent Holding Company


Item 8. Identification and Classification of Members of the Group


Item 9. Notice of Dissolution of Group


Item 10. Certification


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Date
                                        04/30/2005
                                        Signature
                                        Jim Brilliant / Vice President
                                        Name/Title